Exhibit 99.1

RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022

November 17, 2010

Board of Directors
SurModics, Inc.
9924 West 74th Street
Eden Prairie, MN 55344

CC:           Mr. Philip D. Ankeny

To the Board of Directors:

As reported this morning in a 13D filing with the Securities and Exchange Commission, Ramius Value and Opportunity Advisors LLC, a subsidiary of Ramius LLC, and certain of its affiliates (collectively, “Ramius”) owns approximately 12.0% of the shares outstanding of SurModics, Inc. (“SurModics” or the “Company”), making us the Company’s largest shareholder.  On November 10, 2010, we nominated three directors for election at the Company’s 2011 Annual Meeting (the “Meeting”).  These nominees are highly qualified and stand ready to assist the Company in promptly determining the appropriate strategy to address the long-term underperformance of SurModics’ business and stock price.

SurModics stock price has materially underperformed the market.  As shown in the table below, SurModics has declined approximately 65%, 83%, and 79% in the last one-, three-, and five-year periods, respectively.

	Stock Performance
	1 year	3 year	5 year
SurModics Inc.	-64.8%	-83.3%	-78.5%
Russell 2000 Index	17.1%	-8.3%	5.7%
NASDAQ Index	12.1%	-6.3%	11.2%

We believe this decline is, in large part, due to continued poor operating performance driven by failed growth investments, failed acquisitions, and excessive spending. As shown in the table below, from fiscal year 2006 to 2010 total revenue was flat while SG&A expense grew by 85.8%. We estimate that non-customer R&D expense also grew by 15.3% during that time.  In total, the Company’s operating expenses grew by 79.8% from fiscal year 2006 to 2010 while revenue flat-lined.  As a result, adjusted operating profit declined by 83.5%.

Historical Operating Performance	($ millions)
Fiscal year ended September 30,	2006	2010	Change ($)	Change (%)
Total Revenue	$69.9	$69.9	$0.0	0.0%
Customer R&D	(4.8)	(18.1)	(13.3)	274.3%
Internal R&D	(15.5)	(17.9)	(2.4)	15.3%
SG&A	(9.9)	(18.5)	(8.5)	85.8%
Total Operating Expenses	(30.3)	(54.5)	(24.2)	79.8%
Adjusted Operating Profit	$36.2	$6.0	$(30.2)	-83.5%

Note: Revenue excludes one-time gains.
Operating expenses exclude one-time charges and include stock compensation expense.
Customer R&D/Internal R&D breakdown based on Ramius internal estimates.

Based on SurModics’ recently reported fourth quarter results, it appears that both management and the Board do not have a strong grasp on the serious business issues facing the Company.  Further, we believe the 36.5% decline in stock price since reporting fourth quarter results demonstrates that shareholders have become increasingly uncomfortable with the direction of the Company.

SurModics is now at a critical juncture.  Management and the Board need assistance in determining the right strategic direction for the Company and the right path forward to improve shareholder value.  Our nominees have the necessary experience and desire to work constructively with management and the Board to address these issues and to assist in identifying and retaining a new Chief Executive Officer to lead the Company.  We believe a negotiated resolution that results in a mutually agreeable reconstituted Board is in the best interests of all shareholders.

We appreciate your willingness to meet with us later today and look forward to having an active and productive dialogue.  As the largest shareholder of SurModics, we have a strong vested interest in the performance of the Company and hope to work constructively with management and the Board to unlock value for all shareholders.

Best Regards,

/s/ Jeffrey C. Smith

Jeffrey C. Smith
Ramius LLC